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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02006052

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 6 2002
354
SEC MAIL PROCESSING SECTION WASH, D.C.

SEC FILE NUMBER
8- 50167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2001 (MM/DD/YY) AND ENDING Dec. 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEONARD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 N.W. EXPRESSWAY SUITE 1201 W
(No. and Street)

OKLAHOMA CITY, OKLAHOMA 73112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT L. SAVAGE 405 879-0166
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENLEY AND JOHNSON, P.L.L.C.
(Name — if individual, state last, first, middle name)

1409 N.W. 150th EDMOND OKLAHOMA 73013
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 8 2002
THOMSON FINANCIAL P

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the f...

OATH OR AFFIRMATION

I, Robert L. Savage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leonard Securities, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Robert L. Savage
Signature

President
Title

Jeanette Du Bois
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONARD SECURITIES, INC.

Statement of Financial Condition
Two Years Ended December 31, 2001 and 2000

(With Independent Auditors' Report)

TABLE OF CONTENTS

HENLEY AND JOHNSON, P.L.L.C.

Certified Public Accountants
1409 N. W. 150th
Edmond, Oklahoma 73013
Phone: (405) 348-8348
Fax: (405) 348-8001

Jack S. Henley, CPA
William J. Johnson, CPA

Member
Oklahoma Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Leonard Securities, Inc.

We have audited the accompanying statements of financial condition of Leonard Securities, Inc., as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowing, and cash flows for the two years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Leonard Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations, its changes in subordinated borrowing, and its cash flows for the two years ended December 31, 2001 and 2000, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Edmond, Oklahoma
February 13, 2002

LEONARD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	December 31, 2001	December 31, 2000
Cash and cash equivalents	$ 187,171	$ 169,637
Restricted cash deposit with clearing organization - Note 3	25,000	25,000
Other receivables	8,945	3,125
Securities owned, not readily marketable	3,300	3,300
Secured demand note	-0-	-0-
Furniture and Equipment, net of accumulated depreciation of $44,640 and $30,089	16,624	26,803
Security deposits	2,848	1,982
Organization costs less amortization of $4,550 and $3,363	198	1,385
	244,086	231,232

LIABILITIES

	2001	2000
Accounts payable	3,054	4,248
Accrued liabilities	64,000	41,395
	67,054	45,643

STOCKHOLDERS' EQUITY

	2001	2000
Common Stock,$1.00 par value, authorized 50,000 shares, outstanding 1,097 and 1,090 in 2001 and 2000.	1,097	1,090
Additional Paid-in Capital	218,303	216,910
Retained Earnings (Deficit)	(42,368)	(32,411)
	177,032	185,589
	$ 244,086	$ 231,232